    49 Market Street      Morristown, NJ 07960    www.foxrothschild.com

October 15 , 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549
Attention: Kyle Wiley and Matthew Darby

Re:     Remark Holdings Inc.
Offering Statement on Form 1-A
Filed October 1, 2024
File No. 024-12515
__________________________

Dear Sir or Madam:

On behalf of our client, Remark Holdings, Inc (the “Company” or “Remark”) we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated October 10, 2024 (the “Comment Letter”), relating to the above-referenced Offering Statement on Form 1-A (the “Offering Circular”). We are concurrently filing via EDGAR Amendment No. 1 to the Offering Circular.

Set forth below in bold face type are the comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment.

Offering Statement on Form 1-A

General

1.We note your disclosure that “If, at any time during the term of a Warrant, we issue shares of our common stock for a price less than $5.00 per share (excluding certain exempt issuances), the exercise price of a Warrant…shall be decreased to the lowest price at which we issued shares of our common stock, provided that the exercise price of a Warrant will never be less than the closing price per share of our common stock in the OTCQX market on the date on which we close the first sale pursuant to this Offering.” It is unclear to us how your proposed offering price will be set "at a fixed price" as required by Rule 251(d)(3)(ii) of Regulation A. Rule 251(d)(3)(ii) prohibits at the market offerings and defines such an offering as "an offering of equity securities into an existing trading market for

United States Securities and Exchange Commission
October 15, 2024

outstanding shares of the same class at other than a fixed price." A fixed price is therefore required at qualification of securities so qualified. Please provide us with your detailed legal analysis as to how this transaction complies with Rule 251(d)(3)(ii).

Response: We have revised the Offering Circular to indicate that we will only be selling shares of Series B 15% Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”) rather than units consisting of Series B Preferred Stock and warrants to purchase shares of our common stock.

2.We note that Note to paragraph (A) in Rule 251 of Regulation A requires the underlying securities of warrants offered to also be qualified. However, it does not appear that the company currently has a sufficient amount of common stock available to issue all of the common stock underlying the warrants. Please provide us with your analysis as to whether your offering should be considered an impermissible delayed offering rather than a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please note that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period and does not permit delayed offerings.

Response: We have revised the Offering Circular to indicate that we will only be selling shares of Series B Preferred Stock rather than units consisting of Series B Preferred Stock and warrants to purchase shares of our common stock.

3.Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent equity line will have on the value of the warrants and the volume of common stock that is available for resale.

Response: We have revised the Offering Circular to indicate that we will only be selling Series B Preferred Stock rather than units consisting of shares of our Series B Preferred Stock and warrants to purchase shares of our common stock. Because the Series B Preferred Stock is not convertible into shares of our common stock, it will have no impact on our concurrent equity line and the volume of our common stock that is available for resale.

4.Please explain how the company intends to ensure the Form 1-A is appropriately updated. In this regard, we note that the incorporation by reference of future filings is not permissible on Form 1-A.

Response: We have revised the Offering Circular by adding disclosure in the section entitled Where You Can Find More Information that clearly states that, after the completion of the Tier 2 offering contemplated in the Offering Circular, we will be required to file Forms 1-K, 1-SA, and 1-U.

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United States Securities and Exchange Commission
October 15, 2024

Remark acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Remark acknowledges that the Staff’s comments or changes to disclosure do not foreclose the SEC from taking any action with respect to the filings. Remark acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 804-4408.

                            Sincerely,

/s/ Laura Holm

Laura Holm